United States securities and exchange commission logo





                            October 19, 2020

       Justin Mirro
       Chief Executive Officer
       Kensington Capital Acquisition Corp.
       1400 Old Country Road, Suite 301
       Westbury, New York 11590

                                                        Re: Kensington Capital
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed September 21,
2020
                                                            File No. 333-248930

       Dear Mr. Mirro:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed September 21, 2020

       General

   1. Please expand your cover page disclosure to briefly discuss the contemplated dual-class structure and the
relative voting rights of New QuantumScape's Class A and Class B common stock. In
addition, please expand your risk factor disclosure to discuss the impact the dual class
structure will have on the ability of Class B holders to control matters requiring a shareholder
approval, including election of directors and amendments to
                                                        organizational
documents, as well as approval of major corporate transactions.
                                                        Furthermore, please add
risk factor disclosure to discuss, as applicable, your controlled company status,
exemptions you may use for governance rules, whether your dual class structure could inhibit
inclusion in certain stock market indices, and potential adverse effects on your market
price and liquidity.
 Justin Mirro
FirstName
KensingtonLastNameJustin   Mirro
            Capital Acquisition Corp.
Comapany
October 19,NameKensington
             2020            Capital Acquisition Corp.
October
Page  2 19, 2020 Page 2
FirstName LastName
2. Please revise the cover page to prominently disclose that the public shareholders will only have a 1.28% voting power.
3. Please tell us how, in the event the exchange ratio is increased, any additional shares to be issued would be registered under the Securities Act of 1933.
4. Please revise your disclosure to describe any pending material litigation relating to the business combination transaction.
Questions and Answers About the Business Combination, page 7

5. Please add a question and answer that addresses the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transaction.
6. Please add a question and answer highlighting any material differences in the rights of security holders as result of the dual class structure.
Q. What vote is required to approve the proposals presented at the special meeting of stockholders?, page 11

7. Please revise to state that Kensington's Sponsor, officers, directors, and independent directors have agreed to vote in favor of the Business Combination.
Q. What interests do Kensington's current officers and directors have in the Business
Combination?, page 13

8. Please revise the first bullet point, and elsewhere, to provide the consideration paid for the
         Sponsor Shares and Private Warrants.
9. We note that you intend to include the value of the Sponsor Shares and Private Warrants as of the record date for the special meeting. In your next amendment please fill in the brackets to include the value as of the most practicable date.
10. Please revise the third bullet to quantify the value of the warrants that will be issued upon conversion of the $75,000 loan to 75,000 warrants.
11. Please quantify the out-of-pocket expenses incurred by your Sponsor, executive officers, directors, and their respective affiliates as of a recent practicable date.
12. Please revise the sixth bullet here and on pages 29 and 61 to disclose the compensation to be paid to DEHC.
Ownership of New QuantumScape After the Closing, page 30

13. We note that you are registering 199,527,807 Class A Common Stock and 169,272,193
         Class B Class B Common to be issued to QuantunScape in connection with the business combination. However, it appears reflected here are inconsistent with number of total shares being registered. Please advise.
 Justin Mirro
FirstName
KensingtonLastNameJustin   Mirro
            Capital Acquisition Corp.
Comapany
October 19,NameKensington
             2020            Capital Acquisition Corp.
October
Page  3 19, 2020 Page 3
FirstName LastName
Risk Factors, page 30

14. We note that Volkswagen will own 22-24% of the company and will have certain board appointment rights. Please consider including risk factor related to Volkswagen level of ownership and board appointment rights in the combined company. Please also update your disclosure on page 10 to reflect Volkswagen ownership interest in the combined company.
The Proposed Bylaws provide, subject to limited exceptions, that the Court of Chancery of the
State of Delaware, page 63

15. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including
any    derivative
         action.    Please disclose whether this provision applies to actions
arising under
         the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. We note that your forum selection provision designates the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. Please also ensure that your disclosures here and on page 222 are consistent with the scope of Article XI of your Proposed Bylaws.
The Background of the Business Combination, page 88

16. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals, size of PIPE, termination fee and dual class structure. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.
17.      Please elaborate on what led to Kensington   s management team initial
meeting with
         QuantumScape   s management team.
18. We note your disclosure that the business combination transactions with other potential targets were ultimately not pursued. Please expand your disclosure to discuss in greater detail these other potential targets, including their size and material attributes, and the reasons they were not pursued.
19. We note your disclosure that that on September 15, 2020, the Kensington Board unanimously re-confirmed its approval of the Business Combination Agreement and approved Amendment No. 1 to the Business Combination Agreement. Please revise to
 Justin Mirro
Kensington Capital Acquisition Corp.
October 19, 2020
Page 4
         include the nature of the amendment and the negotiations and that led to the amendment.
20. Please elaborate on the role of UBS Securities LLC and Goldman Sachs. Certain QuantumScape Projected Financial Information, page 93

21. Please revise to include assumptions reflected in your investor Investor Presentation filed as Exhibit 99.3 to Form 8-K filed on September 3, 2020. In addition, please revise your filing to include all material information found in the Investor Presentation.
Proposal No. 4 - The Dual Class Charter Proposal, page 127

22. Please revise to disclose the general effect of shareholder approval including, but not limited to, the effect that your dual class structure will have on Class A shareholders'
         ability to influence corporate matters.
Proposal No. 5 - The Additional Charter Proposal, page 128

23. We note that you plan to amend your charter to make such other changes that the
         Kensington Board deems appropriate for a public operating company. Please identify all the amendments proposed to be made to your charter, the reasons for and the general effect of such amendment in proxy statement. For example, we note that your second amended and restated certificate of incorporation does not contain an exclusive forum provision.
Information about QuantumScape, page 147

24. We note your disclosure that you intend to work closely with other automotive OEMs to make your solid-state battery cells widely available over time. Please elaborate on your plans to sell your solid-state battery cells to other automotive including your timeframe to do so. Please address any limitations that may presented given your partnership with
         Volkswagen. For example, please clarify whether you are obligated to fulfill
         Volkswagen's demands before you can sell your solid-state battery cells to other automotive OEMs. Please also clarify whether the joint venture partners will equally share in the revenues generated from your factories.
25.      Please expand this section to include the information required, to the extent
         necessary, under Items 101(h)(v) and 101(h)(ix) of Regulation S-K. Joint Venture
FirstName      Relationship, Mirro
            LastNameJustin    page 156
Comapany
26.         NameKensington
       Please                  Capital
               revise to disclosure the Acquisition  Corp.
                                        materials terms of your joint venture,
including, but limited
Octoberto19,
          the,2020
               capital
                   Pagecontribution
                         4          obligations of the parties and termination
rights.
FirstName LastName
 Justin Mirro
FirstName
KensingtonLastNameJustin   Mirro
            Capital Acquisition Corp.
Comapany
October 19,NameKensington
             2020            Capital Acquisition Corp.
October
Page  5 19, 2020 Page 5
FirstName LastName
Recent Developments, page 167

27. Please revise to include the dates of the grants referenced in this section.
Commercialization, page 170

28. We note your disclosure that you have validated capabilities of your solid-state separator and battery technology in single layer cells. Please clarify what you mean by validated in your disclosure.
VGA Letter Agreement on Earmarked Funds, page 182

29. Please revise to disclose the amount of funds to be held in a separate account.
Description of Securities Prior to the Business Combination, page 223

30. Please ensure that your disclosure on page 235 is consistent with your prior disclosures and Article XII of your existing certificate of incorporation.
Annex A, page A-1

31. Please revise to include Exhibit B. We note that the certificate of incorporation was revised in connection with Amendment No. 1 Business Combination Agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Martin James,
Senior Advisor, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Charles A. Samuelson